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Exhibit No. 12.1

UnionBanCal Corporation and Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges Requirements

	For the Years Ended December 31,
(In millions, except ratios)	2004	2005	2006	2007	2008
EXCLUDING INTEREST ON DEPOSITS
Income before income taxes and effect of accounting changes	$1,100	$1,090	$1,044	$868	$412
Fixed Charges:
Interest expense, excluding interest on deposits	37	83	194	278	288
One third of rents, net income from subleases(A)	12	15	13	15	16

Total fixed charges	49	98	207	293	304

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest	$1,149	$1,188	$1,251	$1,161	$716

Ratio of earnings to fixed charges requirements	23.45	12.12	6.04	3.96	2.36

INCLUDING INTEREST ON DEPOSITS
Fixed charges	$49	$98	$207	$293	$304
Add: Interest on deposits	147	303	649	991	639

Total fixed charges including interest on deposits	$196	$401	$856	$1,284	$943

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest, as above	$1,149	$1,188	$1,251	$1,161	$716
Add: Interest on deposits	147	303	649	991	639

Total earnings before taxes, fixed charges, effect of accounting changes, and interest on deposits	$1,296	$1,491	$1,900	$2,152	$1,355

Ratio of earnings to fixed charges requirements	6.61	3.72	2.22	1.68	1.44

(A)
The proportion deemed representative of the interest factor.

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UnionBanCal Corporation and Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges Requirements